HUGHES Telematics, Inc.

41 Perimeter Center East, Suite 400

Atlanta, GA 30346

June 30, 2009

VIA IDEA TRANSMISSION

David L. Orlic, Esq.

Attorney-Advisor

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	HUGHES Telematics, Inc.
Schedule TO
Filed on June 16, 2009
File No. 005-83834

Dear Mr. Orlic:

In response to your request in the letter dated June 22, 2009 relating to the above-referenced filing on Schedule TO, HUGHES Telematics, Inc. (the “Company”) hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

2.	Comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUGHES TELEMATICS, INC.

By:	/s/ Robert C. Lewis
Name:	Robert C. Lewis
Title:	General Counsel and Secretary

cc:	Christina E. Chalk, Esq., Securities and Exchange Commission
Gregory A. Fernicola, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Richard J. Grossman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP